Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258775

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated August 23, 2021)

PROSPECTUS FOR

155,874,248 SHARES OF COMMON STOCK

3,150,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK

AND

3,150,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS

OF

MARKFORGED HOLDING CORPORATION

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements the prospectus dated August 23, 2021 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-258775). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on the New York Stock Exchange under the symbols “MKFG” and “MKFG WS”, respectively. On November 9, 2021, the closing price of our common stock was $7.09 per share and the closing price of our warrants was $1.29 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2021

Markforged Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction

of Incorporation)

001-39453	98-1545859
(Commission File Number)	(I.R.S. Employer Identification No.)

480 Pleasant Street Watertown, MA	02472
(Address of Principal Executive Offices)	(Zip Code)

(866) 496-1805

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Common Stock, $0.0001 par value per share	MKFG	New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock, $0.0001 par value	MKFG.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 10, 2021, Markforged Holding Corporation announced its financial results for the fiscal quarter ended September 30, 2021. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information in this Current Report on Form 8-K and Exhibit 99.1 attached hereto is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure.

Investors and others should note that the Company routinely announces material information to investors and the marketplace using filings with the U.S. Securities and Exchange Commission (the “SEC”), press releases, public conference calls, presentations, webcasts and the Markforged Holding Corporation Investor Relations website.

The Company also intends to use the following social media channels as a means of disclosing information about the company and its products to its customers, investors and the public:

•	Twitter: @markforged, https://twitter.com/markforged

•	Facebook: @markforged, https://facebook.com/markforged

•	Instagram: @markforged, https://instagram.com/markforged

•	LinkedIn: https://www.linkedin.com/company/markforged/

•	The list of channels may be updated from time to time on the Markforged Holding Corporation Investor Relations website.

The information posted on the Markforged Holding Corporation Investor Relations website and/or social media channels is not incorporated by reference in this report or in any other report or document the Company files with the SEC. While not all of the information that the Company posts to the Markforged Holding Corporation Investor Relations website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media, and others interested in the Company to review the information that it shares on its webpage at https://investors.markforged.com and to sign up for and regularly follow the Company’s social media accounts. Users may automatically receive email alerts and other information about the Company when enrolling an email address by selecting “Sign Up Today” at the webpage at https://investors.markforged.com.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued by the registrant on November 10, 2021, furnished herewith.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKFORGED HOLDING CORPORATION

Date: November 10, 2021	By:	/s/ Mark Schwartz
Mark Schwartz
Chief Financial Officer

Exhibit 99.1

Markforged Announces Third Quarter 2021 Results

WATERTOWN, Mass. - Markforged Holding Corporation (NYSE: MKFG), creator of the integrated metal and carbon fiber additive manufacturing platform, The Digital Forge, today announced its results from the third quarter ended September 30, 2021.

Financial Highlights

•

Revenue increased by 53.8%, to $24.0 million, in the third quarter of 2021 from $15.6 million in the third quarter of 2020 and 35.9%, to $64.6 million, for the nine months ended September 30, 2021 from $47.5 million for the nine months ended September 30, 2020.

•

Gross profit grew 47.2%, to $13.7 million, in the third quarter of 2021 from $9.3 million in the third quarter of 2020 and 44.5%, to $37.9 million, for the nine months ended September 30, 2021 from $26.2 million for the nine months ended September 30, 2020.

•

Gross margins were 57.0% in the third quarter of 2021 compared to 59.6% in the third quarter of 2020 and 58.6% for the nine months ended September 30, 2021 compared to 55.1% for the nine months ended September 30, 2020.

•

Net profit from operations was $23.9 million in the third quarter of 2021, compared to a net loss from operations of $3.7 million in the third quarter of 2020. Net profit from operations was $2.8 million for the nine months ended September 30, 2021, compared to a net loss from operations of $14.6 million for the nine months ended September 30, 2020.

•

Adjusted EBITDA was a loss of $11.6 million in the third quarter of 2021, compared to a loss of $2.6 million in the third quarter of 2020. Adjusted EBITDA was a loss of $27.6 million for the nine months ended September 30, 2021, compared to a loss of $11.7 million, for the nine months ended September 30, 2020.

Adjusted EBITDA is a non-GAAP measure. A reconciliation of the GAAP to non-GAAP measure and an explanation of this measure is included below.

“I am so proud of our team, who continues to execute successfully on our plans to build the future of distributed manufacturing,” said Shai Terem, President and CEO of Markforged. “Our systems sales grew 58% in the third quarter, as compared to the same period last year, which demonstrates the strong demand for our Digital Forge solution. Growth across all geographies and products delivered another strong quarter for our company, with $24 million in revenue, a 54% growth year over year. The supply chain disruptions felt by manufacturers all over the world are amplifying the need for solutions like the Digital Forge, which should translate directly into increasing market adoption and customer penetration and create opportunities for revenue growth. Our customers continue to recognize the value of our end-to-end platform and its ability to address mission critical problems at the point of need, overcome the global shortage of parts, and ensure their production line resiliency. We see great opportunities to continue helping our customers reinvent manufacturing today so they can build anything they imagine tomorrow.”

Business Highlights

The Digital Forge grew over the third quarter with two innovations in software and materials to better serve our customers in scaling and expanding their additive manufacturing operations.

Eiger Fleet, the newest addition to Markforged’s software portfolio, is a cloud-based enterprise solution designed to provide access controls, management and visibility and accelerate the adoption of additive manufacturing on a global scale. The solution’s enterprise level features centralize the management of resources, devices and data with greater control and efficiency to print parts on demand at the point of need, all over the world, with the push of a button, enabling our customers to implement fleets of Markforged mini-factories to drive the future of distributed manufacturing.

Markforged launched Onyx™ FR-A and Carbon Fiber FR-A, aerospace-ready versions of our Onyx™ FR and Carbon Fiber FR materials, this quarter. These new materials are currently undergoing qualification through the National Center for Advanced Materials Performance, with the goal of increasing Markforged’s addressable market by strategically supporting highly regulated industries like aerospace and defense. Our continuous fiber reinforcement technology enables greater adoption of additive manufacturing in these industries by providing high strength, lightweight parts.

Markforged also welcomed John Howard as Vice President of Engineering in the third quarter. John brings more than 30 years of experience in engineering and product design to Markforged’s engineering team. John has held senior positions at Amazon and Apple, among others, and his creative thinking and innovation skills will help drive the company’s product roadmap.

The financial guidance provided above includes forward-looking statements within the meaning of U.S. securities laws. Markforged’s actual results may differ materially. See “Special Note Regarding Forward-Looking Statements” below.

Conference Call and Webcast Information

The Company will host a webcast and conference call at 5:00 p.m. ET on Wednesday, November 10th.

Participants may access the earnings press release, related materials and the audio webcast by visiting the investors section of the Company’s website at https://investors.markforged.com/

To participate in the call, please dial 1-877-407-9039, or 1-201-689-8470 for international participants, ten minutes before the scheduled start.

For those unable to listen to the live conference call, a replay will be available on the Company’s website and telephonically through Nov. 24, 2021 by dialing 1-844-512-2921 (U.S. domestic) or 1-412-317-6671 (International), passcode 13723805.

About Markforged

Markforged (NYSE: MKFG) is reimagining how humans build everything by leading a technology-driven transformation of manufacturing with solutions for enterprises and societies throughout the world. The Markforged Digital Forge brings the power and speed of agile software development to industrial manufacturing, combining hardware, software, and materials to solve supply chain problems right at the point-of-need. Engineers, designers, and manufacturing professionals all over the world rely on Markforged metal and composite printers for tooling, fixtures, functional prototyping, and high-value end-use production. Markforged is headquartered in Watertown, Mass., where it designs its products with over 350 employees worldwide. To learn more, visit www.markforged.com.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating the performance of our business.

This non-GAAP measure has limitations as an analytical tool. We do not, nor do we suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors should also note that the non-GAAP financial measures we use may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies, including other companies in our industry.

We recommend that you review the reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure provided in the financial statement tables included below in this press release, and that you not rely on any single financial measure to evaluate our business.

Adjusted EBITDA

We define Adjusted EBITDA, a non-GAAP financial measure, as net profit (loss) and comprehensive loss less interest income, interest expense, income tax expense, depreciation and amortization expense, stock-based compensation expense, net change in fair value of warrant liabilities and contingent earnout liabilities, and non-recurring transaction costs. We monitor Adjusted EBITDA as a measure of our overall business performance, which enables us to analyze our past and future performance without the effects of certain non-cash items and/or one-time charges. While we believe that Adjusted EBITDA is useful in evaluating our business, Adjusted EBITDA is a non-GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA can be useful in evaluating our performance by eliminating the effect of financing, capital expenditures, and non-cash expenses such as stock-based compensation, however, we may incur such expenses in the future which could impact future results.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although Markforged believes that it has a reasonable basis for each forward-looking statement contained in this press release, Markforged cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this press release include, but are not limited to, future revenue and gross profit margin guidance, expected growth, the size of and opportunity to increase our addressable market, the effects of the global supply chain disruptions, our new material qualification process, and the benefits to consumers, functionality and applications of Markforged’s products. Markforged cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, general economic, political and business conditions; the ability of Markforged to maintain its listing on the New York Stock Exchange; the effect of COVID-19 on Markforged’s business and financial results; the outcome of any legal proceedings against Markforged; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the SEC on June 24, 2021 and those included under the header “Risk Factors” in Markforged’s most recent periodic report on Form 10-Q and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that Markforged will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent Markforged’s views as of the date of this press release. Markforged anticipates that subsequent events and developments will cause its views to change. However, while Markforged may elect to update these forward-looking statements at some point in the future, Markforged has no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Markforged’s views as of any date subsequent to the date of this press release.

MARKFORGED HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2021 and December 31, 2020

(In thousands, except share data and par value amounts) (Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$296,735	$58,715
Accounts receivable, net	24,071	16,601
Inventory	11,270	6,553
Prepaid expenses	5,397	1,496
Other current assets	511	1,373

Total current assets	337,984	84,738
Property and equipment, net	5,335	4,281
Other assets	773	584

Total assets	$344,092	$89,603

Liabilities, Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$2,213	$3,369
Accrued expenses	13,641	8,168
Deferred revenue	5,552	6,196
Other current liabilities	294	300

Total current liabilities	21,700	18,033
Long-term debt	—	5,022
Long-term deferred revenue	3,130	2,905
Deferred rent	1,426	1,073
Contingent earnout liability	80,419	—
Other liabilities	4,284	545

Total liabilities	110,959	27,578

Commitments and contingencies
Convertible preferred stock	—	137,497

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 1,000,000,000 and 183,300,000 shares authorized at September 30, 2021 and December 31, 2020; 186,181,438 and 39,510,108 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	19	4
Additional paid-in capital	309,865	5,538
Treasury stock, 0 shares at September 30, 2021 and 483,479 shares at December 31, 2020	—	(1,450)
Accumulated deficit	(76,751)	(79,564)

Total stockholders’ equity (deficit)	233,133	(75,472)

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$344,092	$89,603

MARKFORGED HOLDING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

For the three and nine months ended September 30, 2021 and 2020

(In thousands, except share data and per share data) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$24,045	$15,639	$64,584	$47,514
Cost of revenue	10,330	6,319	26,729	21,316

Gross profit	13,715	9,320	37,855	26,198

Operating expenses
Sales and marketing	10,110	4,982	25,422	16,744
Research and development	9,452	4,031	21,178	12,883
General and administrative	14,314	3,889	31,149	11,138

Total operating expenses	33,876	12,902	77,749	40,765

Loss from operations	(20,161)	(3,582)	(39,894)	(14,567)

Change in fair value of warrant liabilities	1,418	(66)	170	(79)
Change in fair value of contingent earnout liability	42,710	—	42,710	—
Other (expense) income, net	(48)	(25)	(168)	11
Interest expense	(6)	(23)	(15)	(51)
Interest income	6	3	9	146

Profit (loss) before income taxes	23,919	(3,693)	2,812	(14,540)
Income tax (benefit) expense	(3)	26	(1)	113

Net profit (loss) and comprehensive income (loss)	$23,922	$(3,719)	$2,813	$(14,653)

Weighted average shares outstanding - basic	163,426,469	38,778,614	81,856,744	38,382,999
Weighted average shares outstanding - diluted	176,420,646	38,778,614	94,736,492	38,382,999
Net profit (loss) per share - basic	$0.15	$(0.10)	$0.03	$(0.38)
Net profit (loss) per share - diluted	0.14	(0.10)	0.03	(0.38)

MARKFORGED HOLDING CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

For the Three and Nine Months Ended September 30, 2021 and 2020

(In thousands, except share data) (Unaudited)

	Three Months Ended September 30,		For the Nine Months Ended September 30,
(dollars in thousands)	2021	2020	2021	2020
Net loss and comprehensive loss	$23,922	$(3,719)	$2,813	$(14,653)
Interest income	(6)	(3)	(9)	(146)
Interest expense	6	23	15	51
Income tax expense	(3)	26	(1)	113
Depreciation and amortization	429	455	1,269	1,361

EBITDA	$24,348	$(3,218)	$4,087	$(13,274)
Stock compensation expense	6,202	521	9,176	1,528
Change in fair value of warrant liabilities	(1,418)	66	(170)	79
Change in fair value of contingent earnout liability	(42,710)	—	(42,710)	—
Transaction costs expensed	1,996	—	1,996	—

Adjusted EBITDA	$(11,582)	$(2,631)	$(27,621)	$(11,667)

Contacts

Markforged

Media

Paulina Bucko, Head of Communications

paulina.bucko@markforged.com

Investors

Austin Bohlig, Director of Investor Relations

investors@markforged.com